Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-4 No. 333-274356) and related Prospectus of BGC Group, Inc. for the offer to exchange the 3.750% Senior Notes due October 1, 2024, 4.375% Senior Notes due December 15, 2025 and 8.000% Senior Notes due May 25, 2028 of BGC Partners, Inc. and to the incorporation by reference therein of our reports dated March 1, 2023, with respect to the consolidated financial statements and schedule of BGC Partners, Inc., and the effectiveness of internal control over financial reporting of BGC Partners, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
New York, New York
September 20, 2023